Exhibit 99.1

Locafy Announces Agreement with U.S.-Based Media Publisher to Utilize “Entity-Based” Keystone SEO Technology

Locafy’s Keystone Technology Helps Customers Combat AI-Generated Content

U.S.-Based Media Publisher Expects to Incorporate Keystone Technology Across Network Roster

PERTH, Australia – June 22, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today announced that it has signed an agreement with a prominent U.S.-based diversified media company to sell Locafy’s “Entity-Based” Keystone technology among its portfolio of media assets.

Locafy’s Keystone technology, first released in December of 2022, specializes in optimizing clients’ websites to rapidly rank highly for competitive, national keywords. A series of highly successful client trials over recent months has demonstrated that within weeks of implementation, Keystone can drive websites from having negligible online presences to consistently ranking on Page 1 of search results on a national scale for relevant, high-value keywords.

The media organization, one of the largest in the U.S., boasts a substantial media asset reach and sizable sales team presence that can help Locafy promote Keystone. Once fully onboarded, management anticipates that this relationship will create significant customer volume and revenue tailwinds for Locafy.

“Keystone helps our clients rise above the increasing volume of AI-generated content on a national scale, unlocking new potential customer and market opportunities for Locafy,” said Locafy CEO Gavin Burnett. “Our customer trials show our brands’ carefully curated and valuable content achieving prominence in search for targeted national level keywords faster than any products of which we’re aware that are available on the market today.

“This customer signing, our first major Keystone technology agreement, marks an important step in our growth strategy. With this publisher’s extensive reach, we believe that they are the perfect partner for accelerating our Keystone rollout. We’re confident that we can maintain and improve on Keystone’s excellent trial period results and look forward to further enhancing our technology and expanding our reseller base in the coming quarters.”

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. Locafy helps businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gatewayir.com